BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

May 25, 2007

H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Schwall:

Re:	XTOL Energy Inc. (the “Company”)
Registration Statement on Form SB-2
Filed April 16, 2007
File No. 333-142128

In response to your comment letter dated May 10, 2007, please find enclosed three marked copies of the Company’s Amended Registration Statement Form SB-2 for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

Form SB-2 filed April 16, 2007

1.	Please update the financial information throughout the filing. See Item 310(g) or Regulation S-B.

Response:
The financial information has been updated throughout the filing. We have attached our financial statements for the three months ended February 28, 2007.

2.

We note your intention to select new Board members, retain a new President and CEO, and hire a full-time engineer, land specialist and geologist. Provide more prominence to these plans throughout the prospectus including, but not limited to, the Summary, Risk Factor and Business sections. Among other things, address what steps you have taken to engage such personnel, clarify the role of existing management in the operations of the company going forward and whether these changes would result in a change in control of the company.

Response:
The following paragraphs have been revised and now read:

On Page 4:

Our current management, Gary Chayko and Jordan Shapiro, do not have experience in the oil and gas industry. Our business plan may fail due to our management’s lack of experience in this industry. We intend to retain a full time President and CEO and CFO who has experience in the oil and gas industry for oversight of our development and operations and capital raising. At the same time, we plan to appoint the new President and CEO or CFO as a director. Over the next two months we also intend to hire a full time engineer, land specialist and geologist to meet our technical requirements associating with a potential development stage exploration project. Currently those proposed plans are in an initial stage. We are looking for qualified and experienced personnel, but we have not yet identified any particular persons. There is no guarantee that we can attract and retain our proposed personnel. Failure to retain the qualified management and skilled professionals may have an adverse effect on our business. Also, there are many factors, described in detail under the section "Risk Factors", that may adversely affect our ability to begin and sustain profitable operations.

On Page 12:

16. Our success depends in part on our ability to attract and retain additional key personnel, which we may or may not be able to do. Our failure to do so could prevent us from achieving our goals and becoming profitable.

Since our current directors and officers do not have experience in the oil and gas industry and they only attribute approximately 20% of their time to us, we plan to retain a full time President, CEO and CFO to manage our operations and supervise our expansion. In addition, we plan to hire a full time engineer, land specialist and geologist to provide us technical services in regards to our proposed exploration project. However, competition for additional qualified management and skilled professionals is intense, so we may be unable to attract and retain additional key personnel. Our failure to do so could prevent us from achieving our goals and becoming profitable.

On Page 27:

Even though we intend to retain a new President, CEO and CFO, Mr. Chayko and Mr. Shapiro will continue to be our directors and significant shareholders and control us. There are currently no arrangements which would result in a change in control of XTOL.

On Page 33:

We intend to retain a full time President, CEO and CFO over the next six months. Gary Chayko, our current President and CEO, and Jordan Shapiro, our current CFO, will resign from their officer positions if we find and retain a new President, and CEO and CFO. Mr. Chayko and Mr. Shapiro intend to continue to serve as our directors, and we do not anticipate any change of control during the next 12 months. Also, we intend to hire a full time engineer, land specialist and geologist over the next six months.

On Page 40:

Such exploration projects will be directed by our management and will be supervised by Gary Chayko and Jordan Shapiro, our President, CEO and CFO. If we retain a new President, CEO and CFO, the new officer or officers will manage our operations and supervise our planned exploration projects.

Financial Condition, page 6

3.	You disclose having $312,259 in working capital surplus as of November 30, 2006. Please reconcile that amount with the amount of current assets, which includes prepaid expenses, reported on page F-2.

Response:
The working capital as at November 30, 2006 is correctly stated at $312,259.

Closing Comments

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC